Exhibit (a)(1)(a)

Offer to Purchase for Cash

Up to 2,775,126 Shares of Common Stock

of

Siebert Financial Corp.

at

$1.20 Net Per Share

by

Kennedy Cabot Acquisition, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON OCTOBER 3, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Kennedy Cabot Acquisition, LLC., a Nevada limited liability company (“Purchaser”, “we”, “our” or “us”), is offering to purchase 2,775,126 Shares of common stock, par value $0.01 per share (the “Shares”) of Siebert Financial Corp., a New York corporation (“Siebert” or the “Company”), at a purchase price of $1.20 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Siebert owns all of the issued and outstanding capital stock of (i) Muriel Siebert & Co., Inc., a Delaware corporation, a member of the Financial Industry Regulatory Authority (“FINRA”) and registered as a broker/dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the “Broker/Dealer”), and (ii) Siebert Investment Advisors, Inc., a New York corporation and registered investment advisor under the Investment Advisor’s Act of 1940, as amended (the “Investment Advisor”). The Offer is being made by the Purchaser pursuant to the Acquisition Agreement, dated September 1, 2016, by and among, Siebert, the Estate of Muriel F. Siebert (the “Majority Shareholder”), and the Purchaser (as it may be amended or supplemented from time to time, the “Acquisition Agreement”). The 2,775,126 Shares covered by this Offer to Purchase represent all issued and outstanding Shares other than the 19,310,000 Shares owned by the Majority Shareholder which we will purchase from the Majority Shareholder immediately following consummation of the Offer pursuant to the terms and subject to the conditions in the Acquisition Agreement (the “Majority Share Purchase”).

Siebert’s board of directors (the “Company Board”) unanimously (i) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer, are fair to, and in the best interests of Siebert shareholders, and (ii) approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer, in accordance with the New York Business Corporation Law (the “BCL”), and (iii) resolved to remain neutral and not to make a recommendation regarding whether Siebert shareholders should accept the Offer.

The Offer is not conditioned upon the receipt of financing or upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions, including, among other things approval by FINRA, pursuant to FINRA Rule 1017 of the indirect change in control of the Broker/Dealer as a result of the Majority Share Purchase (“FINRA Approval”) by us. A summary of the principal terms of the Offer appears on pages (i) through (iv). You should read this entire document carefully before deciding whether to tender your Shares.

September 6, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer (or a facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and either (i) deliver the stock certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Time (as defined herein) or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender of your Shares for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution and give instruction that your Shares be tendered in the Offer.

If you desire to tender your Shares to the Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the Expiration Time, you may tender your Shares to Purchaser in the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering shareholder.

Questions and requests for assistance may be directed to DF King & Co., Inc. (the” Information Agent”) at the telephone number and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

DF KING & CO., INC.

48 WALL STREET

22nd FLOOR

NEW YORK, NY 10005

Siebert Shareholders

Call Toll Free: (888) 540-8736

from the U.S. only

Banks and Brokers Call Collect: (212) 269-5550

SUMMARY TERM SHEET

Kennedy Cabot Acquisition, LLC., a Nevada limited liability company (“Purchaser”, “we”, “our” or “us”), is offering to purchase 2,775,126 Shares of common stock, par value $0.01 per share (the “Shares”) of Siebert Financial Corp., a New York corporation (“Siebert” or the “Company”), at a purchase price of $1.20 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Siebert owns all of the issued and outstanding capital stock of (i) Muriel Siebert & Co., Inc., a Delaware corporation, a member of the Financial Industry Regulatory Authority (“FINRA”) and registered as a broker/dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the “Broker/Dealer”), and (ii) Siebert Investment Advisors, Inc., a New York corporation and registered investment advisor under the Investment Advisor’s Act of 1940, as amended (the “Investment Advisor”). The Offer is being made by the Purchaser pursuant to the Acquisition Agreement, dated September 1, 2016, by and among, Siebert, the Estate of Muriel F. Siebert (the “Majority Shareholder”), and the Purchaser (as it may be amended or supplemented from time to time, the “Acquisition Agreement”). The 2,775,126 Shares represent all issued and outstanding Shares other than the 19,310,000 Shares owned by the Majority Shareholder which we will purchase from the Majority Shareholder immediately following consummation of the Offer pursuant to the terms and subject to the conditions in the Acquisition Agreement (the “Majority Share Purchase”).

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. You are urged to read carefully this Offer to Purchase and the Letter of Transmittal.

This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

The information concerning Siebert, the Broker/Dealer, the Investment Advisor, and the Majority Shareholder contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided by Siebert, the Broker/Dealer and/or the Majority Shareholder or has been taken from, or is based upon, publicly available documents or records of Siebert, the Broker/Dealer and/or the Majority Shareholder on file with the U.S. Securities and Exchange Commission (“SEC”) or other public sources at the time of the Offer. The Purchaser has not independently verified the accuracy and completeness of such information.

As of the date of this Offer to Purchase, Siebert has issued and outstanding 22,085,126 Shares, of which (i) 19,310,000 Shares are owned by the Majority Shareholder, and which we will acquire in the Majority Share Purchase pursuant to the Acquisition Agreement, the consummation of which is a condition to the consummation of the Offer, and (ii) 2,775,126 Shares are owned by the other Company shareholders, all of which 2,775,126 Shares we are offering to purchase in the Offer.

Securities Sought	2,775,126 Shares of common stock, which represent all issued and outstanding Shares of Siebert not owned by the Majority Shareholder.

Price Offered Per Share	$1.20 net to the seller in cash, without interest thereon and subject to any required withholding taxes (the “Offer Price”).

Scheduled Expiration of the Offer	12:00 Midnight, New York City time, on October 3, 2016, unless the Offer is extended or terminated (such time, as it may be extended, the “Expiration Time”). See Section 1 — “Terms of the Offer.”

Purchaser	Kennedy Cabot Acquisition, LLC, a Nevada limited liability company.
-i-

Who is offering to purchase my Shares?

Kennedy Cabot Acquisition, LLC, a Nevada limited liability company is offering to purchase 2,775,126 issued and outstanding Shares, which constitute all of the issued and outstanding Shares of Siebert other than the 19,310,000 Shares owned by the Majority Shareholder, which 19,310,000 Shares we will purchase in the Majority Share Purchase pursuant to the Acquisition Agreement as a condition to the consummation of the Offer. We were formed for the purpose of purchasing all of the 19,310,000 Shares owned by the Majority Shareholder in the Majority Share Purchase, making the Offer and purchasing all 2,775,126 Shares validly tendered and not withdrawn in the Offer, and, thereafter, being the holding company of Siebert. See the “Introduction” and Section 9 — “Certain Information Concerning Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all 2,775,126 shares of common stock, par value $.01 per share of Siebert issued and outstanding as of the date of this Offer to Purchase, other than the 19,310,000 Shares owned by the Majority Shareholder, which 19,310,000 Shares we are purchasing in the Majority Share Purchase as a condition to the consummation of the Offer, all on the terms and conditions of the Acquisition Agreement. See the “Introduction” and Section 1 — “Terms of the Offer.”

 Why are you making the Offer?

As noted above, Siebert, the Majority Shareholder and we have entered into the Acquisition Agreement. We are making the Offer pursuant to the Acquisition Agreement and because we want to acquire control of Siebert in the Majority Share Purchase, while providing the other Siebert shareholders the opportunity to sell their Shares in the Offer at the Offer Price, which price is higher per Share than the per Share price we are paying to the Majority Shareholder (prior to certain adjustments) to acquire all 19,310,000 Shares owned by the Majority Shareholder in the Majority Share Purchase].

See Section 11 — “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” and Section 13 — “Conditions to the Offer.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.20 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes (the “Offer Price”). If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What does the Company Board think of the Offer?

Siebert’s board of directors (the “Company Board”) unanimously (i) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer, are fair to, and in the best interests of the Company’s shareholders, and (ii) approved the Agreement and the transactions contemplated thereby, including the Offer, in accordance with the New York Business Corporation Law (the “BCL”), and (iii) resolved to remain neutral and not to make a recommendation regarding whether Company shareholders should accept the Offer.

See the “Introduction” and Section 10 —“Background of the Offer; Contacts with Siebert”, Section 11 - “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” below, and Siebert’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”), in connection with the Offer, a copy of which (without certain exhibits) is being furnished to all Siebert shareholders.

Is there an agreement governing the Offer?

Yes. The Acquisition Agreement, which provides for, among other things, for the terms and conditions of the Offer and the Majority Share Purchase.

See Section 11 — “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” and Section 13 — “Conditions to the Offer.”

Is the Offer conditioned on you obtaining financing?

No. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by us to consummate the purchase of all (i) 19,310,000 Shares owned by the Majority Shareholder in the Majority Share Purchase, and (ii) all 2,775,126 Shares in the Offer, is approximately $10 million, plus related fees and expenses. Such cash requirement will come from our available cash in our bank, brokerage and/or similar accounts.

-ii-

See Section 12 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer, because:

•	Immediately following the consummation of the Offer, we are purchasing all 19,310,000 Shares owned by the Majority Shareholder in the Majority Share Purchase;

•	As a condition to the Majority Share Purchase, we are required under the Acquisition Agreement to consummate the Offer and purchase all of the 2,775,126 Shares owned by the Company’s other shareholders who validly tender and do not withdraw their Shares;

•	the Offer is being made for all such 2,775,126 Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	our available cash in our bank, brokerage account or similar account is sufficient to purchase all Shares in the Majority Share Purchase and the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 Midnight, New York City time, at the end of October 3, 2016, unless the Offer is extended or earlier terminated pursuant to the Acquisition Agreement (such time, as it may be so extended, the “Expiration Time”). If you cannot deliver everything required to make a valid tender to the Depositary (as defined below) prior to such time, you may be able to use a guaranteed delivery procedure that is described in Section 3 — “Procedures for Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time.

The date and time of the consummation of the Offer is the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. Specifically, we have agreed in the Acquisition Agreement that we (i) may, in our sole discretion, without consent of Siebert, extend the Offer on one or more occasions for any period, if on any then-scheduled Expiration Time any of the conditions to the consummation of the Offer shall not be satisfied or, in our sole discretion, waived, until such time as such condition or conditions are satisfied or waived, and (ii) shall extend the Offer for any period required by applicable law, any interpretation or position of the SEC, the staff thereof or the NASDAQ Stock Market (“NASDAQ”), applicable to the Offer. However, in no event shall we be required to extend the Offer (A) beyond February 28, 2017 (the “Outside Date”), or (B)  at any time we are permitted to terminate the Acquisition Agreement pursuant to the terms thereof.

Except as described in the Acquisition Agreement or approved in writing by Siebert or required by any governmental entity or regulatory authority (including FINRA), we shall not extend or otherwise change any scheduled Expiration Time.

Although we have no current intention to do so, we expressly reserve the right to, in our sole discretion, following the consummation of the Majority Share Purchase, extend the Offer for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act).

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

-iii-

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled date of the Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

Our obligation to accept for payment and pay for any issued and outstanding Shares (other than the Shares owned by the Majority Shareholder) validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction, or waiver by us as determined in our sole discretion, of various conditions, including, among other conditions, have received approval from the FINRA, pursuant to FINRA Rule 1017, to the indirect change of control of the Broker/Dealer as a result of the Majority Share Purchase.

The Offer is also subject to other conditions. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1 – “Terms of the Offer”, Section 11 — “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements”” and Section 13 – “Conditions to the Offer”.

The Offer is not subject to any financing condition or any minimum number of Shares being tendered.

Section 13 – “Conditions to Offer”

How do I tender my Shares?

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares”;

•

you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain three additional NASDAQ trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3 — “Procedures for Tendering Shares” for more information; or

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 15 – “Conditions of the Offer”.

See Section 4 — “Withdrawal Rights.”

Following the consummation of the Offer, will Siebert continue as a public company?

If we consummate the (i) Majority Share Purchase, and (ii) the Offer and are able to purchase all 2,775,126 shares in the Offer, Siebert will no longer be publicly traded.

If, however, we consummate (i) the Majority Share Purchase, and (ii) the Offer, but are not able to purchase all 2,775,126 Shares in the Offer, such non-purchased Shares will remain issued and outstanding and publicly traded. However, depending on the number of Shares we are able to purchase in the Offering, there could be so few remaining shareholders of Siebert and/or publicly traded Shares that there could no longer be an active or liquid public trading market (or, possibly, any public trading market) for the Shares. We cannot predict how many Shares will be purchased in the Offer and/or whether the reduction in the number of Shares as a result of the consummation of the Offer and the Majority Share Purchase that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the non-purchased Shares.

-iv-

See Section 7 – “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Offer is consummated as described above, you will continue to own your Shares and neither us nor Siebert will have any obligation to purchase your Shares. However, following the Offer, your Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers.

See Section 7 – “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”.

What was the market value of my Shares as of a recent date?

On September 1, 2016, the last full trading day before the first public announcement of the Acquisition Agreement, the last reported sale price on the NASDAQ Capital Market was $1.16 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender your Shares in the Offer.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer.

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

See Section 5 — “Certain United States Federal Income tax Consequences of the Offer” for a more detailed discussion of the tax consequences of the Offer.

Who should I call if I have questions about the Offer?

You should call DF King & Co., Inc., the Information Agent for the Offer, at (888) 540-8736 (toll-free), or if you are a bank or brokerage firm, at (212) 269-5550 (collect). Please see the back cover of this Offer to Purchase.

-v-

INTRODUCTION

To All Holders of Shares of Common Stock of Siebert Financial Corp (other than the 19,310,000 Shares owned by the Majority Shareholder):

Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (“Purchaser”, “we”, “our” or “us”), is offering to purchase 2,775,126 Shares of common stock, par value $0.01 per share (the “Shares”) of Siebert Financial Corp., a New York corporation (“Siebert” or the “Company”) at a purchase price of $1.20 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Siebert owns all of the issued and outstanding capital stock of (i) Muriel Siebert & Co., Inc., a Delaware corporation, a member of the Financial Industry Regulatory Authority (“FINRA”) and registered as a broker/dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the “Broker/Dealer”), and (ii) Siebert Investment Advisors, Inc., a New York corporation and registered investment advisor under the Investment Advisor’s Act of 1940, as amended (the “Investment Advisor”). The Offer is being made by the Purchaser pursuant to the Acquisition Agreement, dated September 1, 2016, by and among, Siebert, the Estate of Muriel F. Siebert (the “Majority Shareholder”), and the Purchaser (as it may be amended or supplemented from time to time, the “Acquisition Agreement”). The 2,775,126 Shares represent all issued and outstanding Shares other than the 19,310,000 Shares owned by the Majority Shareholder, which we are required to purchase from the Majority Shareholder pursuant to the terms and subject to the conditions in the Acquisition Agreement immediately following the consummation of the Offer (the “Majority Share Purchase”).

Pursuant to the Acquisition Agreement, prior to the closing of the Offer, Siebert will a pay a dividend to all shareholders (including the Majority Shareholder) in the aggregate amount of $4,492,735, or approximately $.20 per share. Shareholders who have previously tendered pursuant to the Offer will nonetheless continue to be deemed shareholders of record for purposes of such dividend. Immediately prior to the closing of the Offer, the Majority Shareholder will purchase from Siebert, Siebert’s right to receive deferred purchase price payments in connection with Siebert’s disposition of its capital markets business in 2014 and the $4,000,000 secured junior subordinated promissory note issued to Siebert in connection with the disposition of its minority interest in a former affiliate. The aggregate purchase price payable by the Majority Shareholder for these assets is $610,262, representing 10% of the projected carrying value of these assets as of the projected closing of the Offer. The Offer Price of $1.20 per share includes approximately $0.22 per share, or $610,262 in the aggregate, which is intended to provide shareholders tendering in the Offer with their proportional share of the payment by the Majority Shareholder for these assets. See Section 11 - “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” - “The Acquisition Agreement – The Majority Share Purchase.”

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 5 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. If you do not complete and sign an IRS Form W-9, or a Form W-8 BEN or other Form W-8, as applicable, you may be subject to backup withholding on the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5 - “Certain United States Federal Income tax Consequences of the Offer.” We will pay all charges and expenses of American Stock Transfer & Trust Company, LLC (the “Depositary”) and DF King & Co., Inc. (the “Information Agent”). See Section 16 – “Fees and Expenses”.

We are making the Offer pursuant to the Acquisition Agreement, dated September 1, 2016, by and among, Siebert, the Estate of Muriel F. Siebert (the “Majority Shareholder”), and us (as it may be amended or supplemented from time to time, the “Acquisition Agreement”).

Siebert’s board of directors (the “Company Board”) unanimously (i) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer, are fair to, and in the best interests of the Company’s shareholders, and (ii) approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer, in accordance with the New York Business Corporation Law (the “BCL”), and (iii) resolved to remain neutral and not to make a recommendation regarding whether Company shareholders should accept the Offer.

A more complete description of the Company’s Board’s reasons for authorizing and approving the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Majority Share Purchase, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) will be furnished to shareholders substantially concurrently with the Offer. Shareholders should carefully read the Schedule 14D-9 in its entirety, including, but not limited to, the information to be set forth in Item 4 – “The Solicitation and Recommendation”.

The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, at the end of October 3, 2016, unless the Offer is extended or earlier terminated in accordance with its terms (such time as extended, the “Expiration Time”). See Sections 1, 13, and 15 — “Terms of the Offer,” “Conditions to the Offer”, and “Certain Legal Matters; Regulatory Approvals.”

The Offer is not subject to any financing conditions or upon any minimum number of Shares being tendered but is subject to various conditions, including, among other things approval by FINRA, pursuant to FINRA Rule 1017, of the indirect change in control of the Broker/Dealer as a result of the Majority Share Purchase (“FINRA Approval”). These and other conditions to the consummation of the Offer are described in Section 13 – “Conditions to the Offer” and Section 15 – “Certain Legal Matters; Regulatory Approvals”.

According to Siebert, at the end of September 1, 2016, the most recent practicable date (i) the only securities of Siebert issued and outstanding were 22,085,125 Shares, and (ii) Siebert owned all of the issued and outstanding capital stock of its subsidiaries including the Broker/Dealer and the Investment Advisor. As of such date, of the 22,085,126 Shares issued and outstanding (i) the Majority Shareholder owned 19,310,000 Shares, all of which we will purchase in the Majority Share Purchase, and (ii) the remaining Siebert shareholders owned the remaining 2,775,126 Shares issued and outstanding, all of which we are offering to purchase in the Offer.

Pursuant to the Acquisition Agreement, we shall notify Siebert no later than ten (10) days prior to the consummation of the Majority Share Purchase of our designees to the Company Board and Siebert shall, subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, take all actions necessary to effectuate the appointment of our designees to the Company. Our designees to the Company Board and the persons we intend to appoint as executive officers of Siebert following the consummation of the Offer and the Majority Share Purchase are set forth on Schedule A to this Offer to Purchase.

This Offer to Purchase does not constitute a solicitation of proxies and Purchaser is not soliciting proxies in connection with the Offer or otherwise.

If we consummate (i) the Majority Share Purchase, and (ii) the Offer, but are not able to purchase all 2,775,126 Shares in the Offer, any non-purchased Shares will remain issued and outstanding and publicly traded. However, depending on the number of Shares we are able to purchase in the Offering, there could be so few remaining shareholders of Siebert and/or publicly traded Shares that there could no longer be an active or liquid public trading market (or, possibly, any public trading market) for the Shares. We cannot predict how many Shares will be purchased in the Offer and/or whether the reduction in the number of Shares as a result of the consummation of the Offer and the Majority Share Purchase that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the non-purchased Shares. Also, Siebert, as a result of a reduction in the issued and outstanding Shares and the number of Siebert shareholders resulting from the Offer and the Majority Share Purchase, may no longer meet the continued listing requirements of the NASDAQ Capital Market be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. These factors also could result in there no longer being an active or liquid public trading market (or possibly any market) or have an adverse or beneficial effect on the market price for or marketability of the non-purchased Shares.

See Section 7 – “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”.

Following the consummation of the Offer, neither us nor Siebert have any obligation to purchase or provide the owner thereof with appraisal rights with respect to any non-tendered Shares.

We recommend that you consult your own (i) tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws), and (ii) qualified representatives as to the effects of not tendering your Shares in the Offer.

This Offer to Purchase and the related Letter of Transmittal contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE OFFER

Section 1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer conditions, we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not validly withdrawn prior to the Expiration Time in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term Expiration Time means 12:00 Midnight, New York City time, at the end of October 3, 2016, unless Purchaser has extended the Offer, in which event the term Expiration Time shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is subject to various conditions, including, among other things approval by FINRA pursuant to FINRA Rule 1017 of the indirect change in control of the Broker/Dealer as a result of the Majority Share Purchase (“FINRA Approval”). The Offer is not conditioned upon the receipt of financing or upon any minimum number of Shares being tendered in the Offer. A summary of the principal terms of the Offer appears on pages (i) through (iv). You should read this entire document carefully before deciding whether to tender your Shares.

In the Acquisition Agreement, we (i) may, in our sole discretion, without consent of Siebert, extend the Offer on one or more occasions for any period, if on any then-scheduled Expiration Time any of the conditions to the consummation of the Offer shall not be satisfied or, in our sole discretion, waived, until such time as such condition or conditions are satisfied or waived, (to the extent we are permitted under the Acquisition Agreement to waive any such conditions), and (ii) shall extend the Offer for any period required by applicable law, any interpretation or position of the SEC, the staff thereof or the NASDAQ Stock Market (“NASDAQ”), applicable to the Offer. However, in no event shall we be required to extend the Offer (A) beyond February 28, 2017 (the “Outside Date”), or (B) at any time that we are permitted to terminate the Acquisition Agreement pursuant to the terms thereof.

Except as described in the Acquisition Agreement or approved in writing by Siebert or required by any governmental entity or regulatory authority (including FINRA), we shall not extend or otherwise change any scheduled Expiration Time.

Prior to any Expiration Time, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.”

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

We expressly reserve the right in our sole discretion, to waive, in whole or in part, any Offer conditions, to increase the Offer Price or to make any changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided in the Acquisition Agreement or as provided in writing by Seibert or may be required by a regulatory agency, we shall not (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) add to the Offer conditions or modify or change any Offer conditions in a manner adverse in any material respect to shareholders of the Company, (d) extend or otherwise change the Expiration Time except as required or permitted by the Acquisition Agreement, (e) change the form of consideration payable in the Offer or (f) otherwise amend, modify or supplement any terms of the Offer in a manner adverse in any material respect to any Company shareholders.

We expressly reserve the right to, in our sole discretion, following the consummation of the Majority Share Purchase, extend the Offer for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act, and the Offer Documents.

Unless required by a regulatory agency, we shall not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of Siebert except in the event that the Acquisition Agreement is terminated pursuant to its terms.

If, subject to the terms of the Acquisition Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least ten (10) business days following such change.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Acquisition Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, on any Expiration Time, any of the Offer conditions have not been satisfied or upon the occurrence of any of the events set forth in Section - Conditions to the Offer.” See Section 13 – “Conditions to the Offer”. Under certain circumstances, we may terminate the Acquisition Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Acquisition Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any regulatory approvals specified in Section 15 - “Certain Legal Matters,” without prejudice to our rights and requirements set forth in Section 13 — “Conditions to the Offer.” See Section 13 - “Conditions to the Offer” and Section 15 - “Certain Legal Matters.” The reservation by us of the right to delay the acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering shareholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., Eastern Daylight Time, on the next business day after the date of the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and by making any appropriate filing with the SEC.

Subject to consummation of the Offer, we do not expect there will be a “subsequent offering period” (within the meaning of Rule 14d-11 promulgated under the Exchange Act) with regard to the Offer.

Siebert has provided us with its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Siebert’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of waiting periods under the Offer and filings with the SEC pursuant to the Offer, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 A.M. through 12:00 midnight, Eastern Daylight Time. For all other purposes in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or any day on which banking institutions located in the City New York are authorized or required by applicable law or other governmental action to close.

Section 2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Acquisition Agreement, and subject to the satisfaction or waiver by us, as determined in our sole discretion, of the Offer conditions, Purchaser shall use its reasonable efforts to consummate the Offer in accordance with its terms and accept payment and pay for the Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the Expiration Time.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering shareholders.

Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including if certificates are submitted for more Shares than are tendered, such unpurchased Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the provisions of the Acquisition Agreement, to assign in its sole discretion, any or all of its rights, interests or obligations under the Acquisition Agreement, to any affiliate including its obligation to purchase Shares validly tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer and not validly withdrawn.

Section 3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (i) certificates representing Shares tendered must be delivered to the Depositary or (ii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer for DTC Participants. The Depositary will establish an account with respect to Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 4 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 4 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures shall be deemed not to be validly tendered into the Offer unless and until Shares underlying such notices of guaranteed delivery are delivered to the Depositary.

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering shareholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares after consummation of the Offer. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will be deemed not effective). Purchaser’s designees will, with respect to Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the shareholders of Siebert, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of shareholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right, to the extent required by applicable law, of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Siebert, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right, to the extent required by applicable law, of any such party to dispute such interpretation in a court of competent jurisdiction.

Section 4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw some or all of its Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, thereafter, unless and until Purchaser has previously accepted them for payment as provided herein. Such Shares also may be withdrawn any time after November 5, 2016, which is 60 days from the date of commencement of the Offer.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders exercise withdrawal rights as described in this Section 4.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 —“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right, to the extent required by applicable law, of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Siebert, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Time.

Section 5.	Certain United States Federal Income tax Consequences of the Offer

The following is a summary of certain U.S. federal income tax consequences that may be relevant to you if you are a beneficial owner of Shares exchanged for cash pursuant to the Offer. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary assumes that your Shares are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. It is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations for you if you are subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, beneficial owners who own their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, beneficial owners whose Shares were obtained through the exercise of options or through partnerships (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or from partners therein). In addition, this summary does not discuss any consequences for Non-U.S. Holders (as defined below) that have beneficially owned, directly or pursuant to attribution rules, more than five percent of Shares at any time during the five-year period ending on the date of the Offer. Finally, this summary does not discuss any aspect of state, local or foreign tax law that may be applicable to any beneficial owners of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

For the purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of Shares. You are a “Non-U.S. Holder” if you are a beneficial owner of Shares that is not a “U.S. Holder.”

This summary is based on the Code, Treasury regulations, administrative rulings and court decisions, all as in effect as of the date of this Offer to Purchase and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any other tax consequences arising under the U.S. federal tax rules, or any state, local or non-U.S. income and other tax laws, or any applicable tax treaty). The following discussion is for general informational purposes only and should not be construed as tax advice.

U.S. Holders

Payments with Respect to Shares

If you are a U.S. Holder that receives cash in exchange for Shares pursuant to the Offer, such exchange will be a taxable transaction to you for U.S. federal income tax purposes, and you will recognize gain or loss, if any, equal to the difference between the amount of cash received and your adjusted tax basis in Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for Shares is more than one year at the time you exchange Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding tax and Information Reporting

If you are a U.S. Holder, payments that you receive in exchange for Shares pursuant to the Offer or the Merger will be subject to information reporting and may be subject to U.S. federal backup withholding tax (currently at a rate of 28 percent) unless you (a) furnish an accurate tax identification number or otherwise comply with applicable U.S. information reporting or certification requirements (typically by completing and signing a Form W-9) or (b) are a corporation or other exempt recipient and, if required, demonstrate such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

If you are a Non-U.S. Holder, you may be subject to U.S. federal income or withholding tax on payments received in exchange for Shares in the Offer if (a) you have not provided a complete and accurate IRS Form W-8 BEN or other applicable Form W-8 that is signed under penalties of perjury and establishes your status as a Non-U.S. Holder (in which event the Non-U.S. Holder will be subject to U.S. federal backup withholding tax (currently at a rate of 28 percent)) or (b) you are an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in which event such Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares which may be offset by applicable U.S. losses from sales or exchanges of other capital assets recognized during the year).

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Section 6.	Price Range of Shares; Dividends

According to Siebert’s filings with the SEC, the Shares are listed on the NASDAQ Capital Market under the symbol “SIEB.” See Section 7 – “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”. The following table sets forth, for the periods indicated, the high and low closing sales prices per Share as reported in Siebert’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Siebert Form 10-K”), with respect to periods through December 31, 2015 and based on publicly available information with respect to the period starting January 1, 2016.

Fiscal Year	High	Low
2016:
Third Quarter (through September 1, 2016)	$1.65	$1.15
Second Quarter	$1.33	$1.18
First Quarter	$1.35	$1.15

2015:
Fourth Quarter	$2.62	$1.44
Third Quarter	$2.11	$1.45
Second Quarter	$1.95	$1.35
First Quarter	$1.56	$1.14

2014:
Fourth Quarter	$2.90	$2.03
Third Quarter	$2.85	$2.05
Second Quarter	$3.44	$2.67
First Quarter	$4.45	$1.61

The Offer Price of $1.20 per Share represents a premium of approximately 3.4% to the last reported sale price of a Share on September 1, 2016 of $1.16 on the NASDAQ Capital Market, the last trading day prior to the public announcement of the Acquisition Agreement. Shareholders are urged to obtain a current market quotation for Shares.

According to the Siebert Form 10-K, Siebert’s Board periodically considers whether to declare dividends. In considering whether to pay such dividends, Siebert’s Board reviews Siebert’s earnings capital requirements, economic forecasts and such other factors as Siebert’s Board deems relevant. According to the Form 10-K, some portion of Siebert’s earnings are retained to provide capital for the operation and expansion of its business. Notwithstanding the immediately preceding sentence, Purchaser has been advised by Siebert that during 2015 and 2014, Siebert did not pay dividends on its Shares.

Section 7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Market for Shares. If we consummate the Majority Share Purchase and all 2,775,126 issued and outstanding Shares, excluding the 19,310,000 Shares we are purchasing in the Majority Share Purchase, are validly tendered and not validly withdrawn and are purchased by us, we will own all of the issued and outstanding Shares and the Shares will no longer be publicly traded. If, however, we consummate the Majority Share Purchase and the Offer, but are unable to purchase all 2,775,126 Shares in the Offer, the Shares still in the hands of the public will continue to be publicly traded. However, the number of Shares we are unable to purchase in the Offer may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for such non-purchased Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares, or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Listing. Depending upon the number of Shares purchased pursuant to the Offer and/or the number of shareholders of the Company following the consummation of the Offer, the Shares may no longer meet the requirements of NASDAQ for continued listing on the NASDAQ Capital Market. The rules of NASDAQ establish certain criteria that, if not met, could lead to the delisting of the Shares from the NASDAQ Capital Market. Among such criteria are the number of shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASDAQ Capital Market for continued listing and listing of the Shares is discontinued by NASDAQ, the market for the Shares could be adversely affected. If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade in the over-the-counter market or would qualify for listing on another securities exchange (although there can be no assurances that the Company would seek such a listing, even if it were available), and that price or other quotations would be reported by such exchange or through other sources. The extent of the public market for the Shares and the availability of any price or quotation information would depend upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, as described below, and other factors. We cannot predict whether delisting of the Shares from the NASDAQ Capital Market, and the listing or quotation of the Shares on another exchange or through another source (if any), would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Following the consummation of the Majority Share Purchase and the Offer depending on the number of Shares we are able to purchase in the Offer, the purchase of the Shares pursuant to the Offer, may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Siebert to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that Siebert is required to furnish to its shareholders and would eliminate the Company’s obligation under Sections 13 and 15(d) of the Exchange Act to file periodic reports or other information with the SEC. It would also make certain other provisions of the Exchange Act no longer applicable to Siebert, such as (i) the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, (ii) the requirement to furnish a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act (and the related requirement to provide an annual report), and (iii) the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions. In addition, the ability of “affiliates” of Siebert and persons holding “restricted securities” of Siebert to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, Shares would no longer be eligible for stock exchange listing. We currently have no plans to deregister the Shares under the Exchange Act, even if the Shares become eligible for deregistration.

Margin Regulations. The Shares currently qualify as “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities”.

Section 8.	Certain Information Concerning Siebert

According to Siebert’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Siebert 10-Q”), Siebert’s principal executive offices are located at 885 Third Avenue, New York, NY 10022. The telephone number of Siebert’s principal executive office is (212) 644-2400. The following description of Siebert has been taken from the Siebert 10-Q, and is qualified in its entirety be reference to Siebert’s 10-Q and the Siebert Form 10-K. Siebert is a holding company that conducts its (i) retail discount brokerage business through its wholly-owned subsidiary, Muriel Siebert & Co., Inc., (the “Broker/Dealer”) a Delaware corporation, who is registered as a broker/dealer under Section 15 of the Exchange Act and is a FINRA member, and (ii) its investment advisory businesses through another wholly-owned subsidiary, Siebert Investment Advisors, Inc. (the “Investment Advisor”), a registered investment advisor under the Investment Advisor’s Act of 1940, as amended (the “Advisors Act”). Siebert’s principal activity is providing online and traditional discount brokerage and related services to retail investors.

Available Information. Siebert is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition and other matters. Certain information, as of particular dates, concerning Siebert’s directors and officers (including their remuneration and stock options granted to them), the principal holders of Siebert’s securities, any material interests of such persons in transactions with Siebert and other matters is required to be disclosed in Siebert’s proxy statements or annual reports on Form 10-K. Such reports and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as Siebert, who file electronically with the SEC.

Sources of Information. Except as otherwise set forth herein, the information concerning and/or related to, directly and/or indirectly, Siebert, the Majority Shareholder, the Broker/Dealer, the Investment Advisor, the Siebert Foundation and their respective affiliates, representatives, agents and related persons contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Siebert 10-K, the Siebert 10-Q and other public sources. The information concerning and/or related to, directly and/or indirectly, Siebert, the Majority Shareholder, the Broker/Dealer, the Investment Advisor, the Siebert Foundation and their respective affiliates, representatives, agents and related persons taken or derived from such documents and records is qualified in its entirety by reference to Siebert’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Siebert contained in such documents and records or for any failure by Siebert to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Section 9.	Certain Information Concerning Purchaser

Purchaser. Purchaser is a Nevada limited liability company and, to date, has engaged in no activities other than those incident to its formation, negotiating and entering into the Acquisition Agreement including, but not limited to, this Offer and the Majority Share Purchase and items related thereto. The principal executive offices of Purchaser are located at 24100 Calabasas Road, Calabasas, CA 91302 and Purchaser’s telephone number at such principal executive offices is (212) 514-8369.

Additional Information. The name, business address, citizenship, present principal occupation, and employment history for the past five years of each of the Manager and the members of the Purchaser and the other persons who following the consummation of the Offer and the Majority Share Purchase will become directors and executive officers of Siebert are set forth in Schedule A to this Offer to Purchase.

Except as set forth on Schedule A, none of the Purchaser or, to the knowledge of the Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth on Schedule A and as described in Section 10 – “Background of the Offer; Contacts with Siebert”, none of the Purchaser or, to the knowledge of the Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of the Purchaser or any of the persons so listed, (a) beneficially owns or has a right to acquire any Shares or any other equity securities of Siebert, (b) none of the, Purchaser or, to the knowledge of the Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Siebert during the past 60 days, (c) none of Purchaser, its subsidiaries or, to the knowledge of Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of Siebert (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Purchaser, their subsidiaries or, to the knowledge of Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Siebert or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of Purchaser, its subsidiaries or, to the knowledge of Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Siebert or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Siebert’s securities, an election of Siebert’s directors or a sale or other transfer of a material amount of assets of Siebert

Section 10.	Background of the Offer; Contacts with Siebert

The following chronology summarizes the key meetings and events that led to the signing of the Acquisition Agreement and commencement of the Offer. The following chronology does not purport to describe every conversation among the Purchaser, Siebert and the Majority Shareholder and their respective affiliates, representatives, directors and officers and other parties. Shareholders of Siebert should carefully read Item 4 – “The Solicitation or Recommendation contained in Siebert’s Solicitation/Recommendation Statement on Schedule 14D-9 for information which is not included in this Offer to Purchase.

According to the Company, the Majority Shareholder owns as of the date of this Offer to Purchase 19,310,000 Shares. Jane H. Macon, the Chairwoman of the Company Board and Patricia L. Francy, a member of the Company Board, are the executors of the Majority Shareholder, although only Ms. Macon possesses the power to control the voting and disposition of the Shares held by the Majority Shareholder. The Muriel F. Siebert Foundation (the “Siebert Foundation”) currently owns 568,700 Shares. Ms. Macon and Ms. Francy are two of the three trustees of the Siebert Foundation.

The Company Board began considering strategic alternatives for the Company in August 2013, after the passing of Muriel Siebert. At that time, the Company engaged Raymond James & Associates (“Raymond James”), as its financial advisor to assist in this process and to identify potential purchasers for of the Company’s businesses. With a view toward maximizing shareholder value, the Company Board explored both selling the Company as a whole and also selling the Company’s component businesses separately. During this process, non-disclosure agreements were signed with more than 50 potential purchasers, each of which was granted access to a due diligence data room set up by the Company with the assistance of Raymond James. Certain persons who may be deemed affiliates of the Purchaser (collectively, the “Purchaser Persons”), were among the potential purchasers that indicated interest at this time.

In October 2013, the Company began discussions with various potential purchasers. In April 2014, the Company received proposals from multiple parties, including Purchaser Persons, involving the acquisition of, or other strategic transactions with, the Company. The proposal from the Purchaser Persons was revised in May 2014. Soon thereafter, the Company Board determined to discontinue discussions with the Purchaser Persons in favor of a potential transaction with another interested party on more favorable terms.

In July 2014, the Company Board began considering the potential sale of substantially all of the Company’s assets relating to its retail brokerage business to an independent brokerage firm not affiliated with the Purchaser, any of its affiliated entities and/or the Purchaser Persons. During that month, a letter of intent was negotiated and signed between the parties and the parties began negotiating definitive documents relating to the proposed transaction. Ultimately, however, the parties were unable to reach agreement regarding transaction structure and negotiations were terminated in October 2014.

As the Company evaluated various potential purchasers of the Company’s business, the Company entered into discussions with Siebert Brandford Shank & Co., LLC (“SBS”), an affiliate of the Company in which the Company held a 49% membership interest, regarding the sale to SBS of the Company’s capital markets business. On November 4, 2014, the Company and the other members of SBS contributed their SBS membership interests into Siebert Brandford Shank Financial. LLC (“SBSF”), a newly formed Delaware limited liability company, in exchange for the same percentage interests in SBSF. On the same day, the Company entered into an asset purchase agreement with SBS and SBSF, pursuant to which the Company sold substantially all of the assets of the Company’s capital markets business to SBSF.

In December 2014, while continuing to evaluate various potential purchasers, the Company Board began consideration of a proposed transaction pursuant to which one or more of the Purchaser Persons would acquire from the Majority Shareholder all of the Shares owned by the Majority Shareholder and would offer to purchase all of the publicly held Shares on equivalent terms. Such Purchaser Persons delivered an initial draft of a letter of intent on January 21, 2015. The parties negotiated the terms of a letter of intent from January 2015 until May 2015, during which time the letter of intent underwent over twenty different drafts. On May 6, 2015, the Company and one of the Purchaser Persons entered into a letter of intent regarding the proposed Majority Share Purchase. Thereafter, the parties negotiated the terms of definitive documentation for the transaction from May to July, 2015. In July 2015, the Board determined to discontinue negotiations with the Purchaser Persons and to pursue other strategic alternatives, because the parties were unable to come to agreement at this time regarding the purchase price and transaction structure.

In September 2015, the Company Board began considering the potential sale of substantially all of the Company’s assets relating to its retail brokerage business to a different independent brokerage firm also not affiliated with the Purchaser Persons. Ultimately, however, the parties were unable to reach agreement regarding transaction structure and negotiations were terminated in February 2016.

As the Company continued to evaluate various potential purchasers of the Company’s business, the Company entered into discussions with SBSF regarding a proposed sale of the Company’s 49% membership interest in SBSF. On November 9, 2015, the Company sold its 49% membership interest in SBSF back to SBSF for $8,000,000 of which $4,000,000 was paid in cash and the balance of which was paid in the form of a secured junior subordinated promissory note of $4,000,000.

In December 2015, while continuing to evaluate various potential purchasers, the Company renewed discussions with the Purchaser Persons regarding a proposed transaction pursuant to which the Purchaser Persons would acquire from the Majority Shareholder all of the Shares owned by the Majority Shareholder and would offer to purchase all of the publicly held Shares on equivalent or better terms. During January and February of 2016, the Company negotiated in parallel two letters of intent relating to proposed alternative transactions with the Purchaser Persons and with an independent asset management firm not affiliated with the Purchaser or the Purchaser Persons. On March 4, 2016, the Company and the Purchaser Persons entered into the Letter of Intent (as defined below), regarding the proposed transaction. From March through August 2016, the Company and the Purchaser Persons negotiated the Acquisition Agreement relating to the proposed transaction. At the end of this period, the Acquisition Agreement that is the subject of the Offer to Purchase was executed by the parties.

For information on the Acquisition Agreement and the other agreements between the Purchaser and Siebert and their respective related parties, see Section 11 — “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements”.

Section 11.	Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements

Purpose of the Offer. The purpose of the Offer and the Majority Share Purchase by the Purchaser is to acquire control of Siebert, offer the other Siebert shareholders the right to sell to the Purchaser all of their respective Shares at a per Share price of $1.20, which represents a premium to the per Share price being paid to the Majority Shareholder in the Majority Shareholder Purchase. The Offer Price does not reflect Adjustments (as defined below) or reductions to the per Share purchase price being paid to the Majority Shareholder in the Majority Share Purchase. See Section 11 - “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” - “The Acquisition Agreement – The Majority Share Purchase.” Shareholders of Siebert who sell their Shares in the Offer will cease to have any equity interest in Siebert or any right to participate in its earnings and future growth. On the other hand, after selling their Shares in the Offer, shareholders of Siebert will not bear the risk of any decrease in the value of Shares.

Plans for Siebert. We are conducting a detailed review of Siebert, the sectors of the financial industry it operates in, its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon consummation of the Offer and the Majority Share Purchase. We will continue to evaluate the business and operations of Siebert during the pendency of the Offer and the Majority Share Purchase and after the consummation of the Offer and the Majority Share Purchase we will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Siebert’s business, operations, capitalization and management with a view of optimizing development of Siebert’s potential in conjunction with its existing businesses. Possible changes could include changes in Siebert’s name, business, corporate structure, charter, bylaws, capitalization, board of directors, management and dividend policy, although, except as disclosed in this Offer to Purchase, Purchaser has no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, we do not have any current plans or proposals that would result in an extraordinary corporate transaction involving Siebert or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Siebert’s dividend policy, indebtedness, capitalization, corporate structure, business, management or board of directors.

The Acquisition Agreement

The following is a summary of certain provisions of the Acquisition Agreement. This summary is qualified in its entirety by reference to the full text of the Acquisition Agreement, which was filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated by reference herein. The Acquisition Agreement may also be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Siebert.” You are encouraged to read the full text of the Acquisition Agreement because it is the legal document that governs, among other related items, the Majority Share Purchase and certain aspects of the Offer. The summary description of the Acquisition Agreement has been included in this Offer to Purchase to provide you with summary information regarding the terms of the Acquisition Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Acquisition Agreement or any factual disclosures about Siebert or any of its subsidiaries or the transactions contemplated in the Acquisition Agreement contained in public reports filed by Siebert with the SEC.

The Offer. The Acquisition Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Offer conditions described in Section 13 — “Conditions to the Offer”, Purchaser shall use its reasonable efforts to consummate the Offer in accordance with the terms of the Acquisition Agreement and accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer as promptly as practicable after the Expiration Time. The Offer Price payable in respect of each of the 2,775,126 Shares validly tendered and not validly withdrawn in the Offer shall be paid by the Purchaser net to each seller in cash, without interest, on the terms and subject to the conditions set forth in the Acquisition Agreement.

The Offer is initially scheduled to expire at 12:00 Midnight, New York City time, on October 3, 2016, which is the 20th business day following (and including the day of) commencement of the Offer. Pursuant to the Acquisition Agreement, we (i) may, in our sole discretion, without consent of Siebert, extend the Offer on one or more occasions for any period, if on any then-scheduled Expiration Time any of the conditions to the consummation of the Offer shall not be satisfied or, in our sole discretion, waived, until such time as such condition or conditions are satisfied or waived, and (ii) shall extend the Offer for any period required by applicable law, any interpretation or position of the SEC, the staff thereof or the NASDAQ Stock Market (“NASDAQ”), applicable to the Offer. However, in no event shall we be required to extend the Offer (A) beyond February 28, 2017 (the “Outside Date”), or (B) at any time we are permitted to terminate the Acquisition Agreement pursuant to the terms thereof.

Except as described in the Acquisition Agreement or approved in writing by Siebert or required by any governmental entity or regulatory authority (including FINRA), we shall not extend or otherwise change any scheduled Expiration Time.

Although we have no current intent to do so, we expressly reserve the right to, in our sole discretion, following the consummation of the Majority Share Purchase, extend the Offer for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act).

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Prior to the Expiration Time, all Shares validly tendered and not validly withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.” We expressly reserve the right in our sole discretion, to waive, in whole or in part, any Offer conditions, to increase the Offer Price or to make any changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided in the Acquisition Agreement or as provided in writing by Seibert or may be required by a regulatory agency, we shall not (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) add to the Offer conditions or modify or change any Offer conditions in a manner adverse in any material respect to shareholders of the Company, (d) extend or otherwise change the Expiration Time except as required or permitted by the Acquisition Agreement, (e) change the form of consideration payable in the Offer or (f) otherwise amend, modify or supplement any terms of the Offer in a manner adverse in any material respect to any Company shareholders. If at any time during the period between the date of this Offer to Purchase and the consummation of the Offer, any change in the outstanding Shares of the Company shall occur (other than the issuance of additional Shares as permitted by the Acquisition Agreement), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, or any stock dividend or distribution paid in stock, the Offer Price and any other amounts payable pursuant to the Acquisition Agreement shall be appropriately adjusted to reflect such change.

Majority Share Purchase. On the terms and subject to the conditions set forth in the Acquisition Agreement, the Majority Shareholder shall sell to Purchaser, and Purchaser shall purchase from the Majority Shareholder in the Majority Share Purchase, all 19,310,000 Shares owned by the Majority Shareholder for an aggregate purchase price of $12,650,000, which amount will be reduced by $3,600,378 to $9,049,622 following the payment by Siebert of the proposed $4,492,735 Pre-Closing Dividend (as defined below, See Section 11 – “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements” - “The Acquisition Agreement – Additional Covenants of the Company”. Such purchase price shall be paid in cash and is subject to adjustments, which could result in an increase or decrease as a result of increases or decreases in the working capital of the Broker/Dealer during the period commencing on the date of the Acquisition Agreement through the date of the consummation of the Offer and the Majority Share Purchase and reduction for Siebert’s transaction expenses (the “Adjustments”). $1,000,000 (the “Escrow Funds”) of the purchase price being paid to the Majority Shareholder in the Majority Share Purchase shall be placed in escrow pursuant to an Escrow Agreement by and between TD Bank NA (the “Escrow Agent”), the Majority Shareholder and the Purchaser (the “Escrow Agreement”). The Escrow Funds shall be the sole and exclusive source for the payment of certain of the Majority Shareholder’s indemnification obligations to the Purchaser under the Acquisition Agreement. The Offer Price is greater than the per Share Price being paid to the Majority Shareholder in the Majority Share Purchase. The Offer Price is not subject to any Adjustments, reduction or escrow.

Pursuant to the Acquisition Agreement, the obligation of the Purchaser, the Majority Shareholder and Siebert to effectuate the Majority Share Purchase are subject to the satisfaction or written waiver, at or prior to the consummation of the Majority Share Purchase, of (a) the Offer conditions set forth under Section 13 – “Conditions to the Offer”; and (b) consummation of the Offer.

Recommendation. Siebert’s board of directors (the “Company Board”) unanimously (i) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer, are fair to, and in the best interests of Siebert shareholders, and (ii) approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer, in accordance with the New York Business Corporation Law (the “BCL”), and (iii) resolved to remain neutral and not to make a recommendation regarding whether Siebert shareholders should accept the Offer.

Board of Directors and Officers. No later than ten (10) days prior to the consummation of the Majority Share Purchase, Purchaser shall notify Siebert of Purchaser’s designees to the Company Board in accordance with the Company’s bylaws. The Company’s obligations to appoint Purchaser’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Purchaser’s designees, including mailing to its shareholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this paragraph.

Charter and Bylaws. The certificate of Incorporation and the By-Laws of Siebert as in effect on the date of this Offer to Purchase shall continue following the consummation of the Offer and the Majority Share Purchase to be the certificate of incorporation and by-laws of Siebert.

Representations and Warranties of Siebert, the Majority Shareholder and the Purchaser. In the Acquisition Agreement, Siebert and the Majority Shareholder each have made customary representations and warranties to Purchaser with respect to, among other matters (i) with regard to Siebert, Siebert has represented and warranted to the Purchaser as to its organization and qualification, subsidiaries, transactions with its affiliates and employees, authority, required consents and approvals in connection with the Acquisition Agreement and the transactions contemplated therein including the consummation of the Majority Share Purchase and the Offer, capitalization, public filings, financial statements and internal controls, undisclosed liabilities, the absence of any Company Material Adverse Effect (as defined below), legal actions, taxes and tax returns, benefit plans and employees, compliance with applicable laws, material, contracts, regulatory matters, derivative transactions, margin loans, listing and maintenance requirements on the NASDAQ Capital Market, broker/dealer and Advisor Act matters and brokers’ fees, and (ii) with regard to the Majority Shareholder, the Majority Shareholder has represented and warranted to the Purchaser, among other items, as to its ownership of the 19,310,000 Shares being purchased by us in the Majority Share Purchase, its authority, governmental consents and legal proceedings. In the Acquisition Agreement, the Purchaser has made customary representations and warranties to Siebert with respect to, among other matters, its authority to enter into the Acquisition Agreement and to consummate the transactions therein including the Offer, compliance with laws, governmental consents, information in the Offer documents, legal proceedings, BCL Section 912, its financial capability to consummate the Majority Share Purchase and the Offer and broker fees.

Some of the representations and warranties in the Acquisition Agreement made by the parties are qualified by “materiality” or “Company Material Adverse Effect”, as the case may be. For purposes of the Acquisition Agreement, “Company Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), or assets of the Company and its subsidiaries taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated in the Acquisition Agreement on a timely basis; provided, however, that, for the purposes of clause (i) of this paragraph, a Company Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from:

(a) changes generally affecting the economy, financial or securities markets;

(b) the negotiation, execution, announcement or consummation of the transactions contemplated by the Acquisition Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers, employees, lenders or regulators;

(c) any outbreak or escalation of war or any act of terrorism;

(d) general conditions in the industry in which Siebert and its subsidiaries operate;

(e) any actions taken or omitted to be taken by Siebert in the course of complying with its obligations under the Acquisition Agreement or which are taken with Purchaser’s consent or not taken because Purchaser did not give its consent;

(f) any failure by Siebert or its subsidiaries to achieve any earnings or other financial projections or forecasts, or;

(g) the identity of, or the effects of any facts or circumstances relating to, Purchaser or any of its affiliates, including any communication by Purchaser or any of its affiliates regarding the plans or intentions of any such person with respect to the conduct of the business of the Purchaser or any such affiliate; provided further, however, that any event, change and Effect referred to in clauses (a), (c) or (d) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on Siebert and its subsidiaries, taken as a whole, compared to other participants in the industries in which Siebert and its subsidiaries conduct their businesses.

The Acquisition Agreement has been provided solely to inform investors of its terms. It is not intended to be, and should not be relied upon as, a source of financial, business or operational information about, among other related matters, Siebert, the Broker/Dealer, Siebert Investment Advisors, Inc., the Majority Shareholder, the Purchaser or their respective affiliates. The representations and warranties contained in the Acquisition Agreement are made only for purposes of the Acquisition Agreement and are made as of specific dates; are solely for the benefit of the parties thereto; may be subject to qualifications and limitations agreed upon by the parties to the Acquisition Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Acquisition Agreement, which subsequent information may or may not be fully reflected in public disclosures or disclosed in the future. The representations and warranties also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to shareholders. The representations and warranties contained in the Acquisition Agreement and incorporated by reference into this Offer to Purchase have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Majority Share Purchase and/or the Offer, or a party to the Acquisition Agreement may have the right to terminate the Acquisition Agreement, if the representations and warranties of another party thereto prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Acquisition Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

Covenants. The parties to the Acquisition Agreement have agreed to a number of customary covenants in the Acquisition Agreement, including among others the covenants described below.

Conduct of Business of Siebert. Siebert shall and shall cause each of its subsidiaries to, during the period from the date of the Acquisition Agreement until the earlier of (i) the termination of the Acquisition Agreement pursuant to its terms, and (ii) the consummation of the Majority Share Purchase (such period being the “Pre-Closing Period”), except as expressly contemplated by the Acquisition Agreement or as required by applicable law or with the prior written consent of Purchaser (x) conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the rules and regulations of any securities broker-dealer or other financial services industry, self-regulatory authority (an “SRO”), and, to the extent consistent therewith, Siebert shall; (y) and shall cause each of its subsidiaries to, use its best efforts to preserve substantially intact its and its subsidiaries’ business organization, to keep available the services of its and its subsidiaries’ current officers and employees, to preserve its and its subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees and other persons having business relationships with it; and (z) confer with representatives of the Purchaser to keep them informed with respect to the operational matters and to report the general status of the ongoing operations of the business of the company and its subsidiaries. In addition, the Acquisition Agreement also contains specific restriction and covenants as to certain activities of Siebert and its subsidiaries during the Pre-Closing Period, subject to certain exemptions including the assignment of the SBSF Note to the Majority Shareholder, the Dividend Payment or as required by law without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed). These restrictions include, among other things:

(i)           amend or propose to amend its certificate of incorporation or by-laws (or other comparable organizational documents);

(ii)          (A) split, combine or reclassify any Company securities or Company subsidiary securities, (B) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Company securities or Company subsidiary securities, (C) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any contract with respect to the voting of, any Shares of its capital stock (other than dividends from its direct or indirect wholly-owned subsidiaries);

(iii)          issue, sell, pledge, dispose of or encumber any Company securities or Company subsidiary securities, other than (A) the issuance of Shares upon the exercise of any Company equity award outstanding as of the date of the Acquisition Agreement in accordance with its terms, (B) the issuance of Shares in respect of other equity compensation awards outstanding under Company stock plans as of the date of the Acquisition Agreement in accordance with their terms, or (C) the issuance of Company equity awards and the issuance of Shares upon the exercise of such Company equity awards (other than directors or executive officers of the Company) in accordance with their terms in the ordinary course of business consistent with past practice;

(iv)         (A) increase the compensation payable or that could become payable by the Company or any of its subsidiaries to directors, officers or employees, other than increases in compensation made in the ordinary course of business consistent with past practice, (B) enter into any new or amend in any material respect, any existing employment, severance, retention or change in control agreement with any of its past or present officers or employees, (C) promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (D) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company employee plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company employee plan if it were in existence as of the date of this Agreement, or make any contribution to any Company employee plan, other than contributions required by law, the terms of such Company employee plans as in effect on the date hereof or that are made in the ordinary course of business consistent with past practice;

(v)          acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances or capital contributions to or investments in any person;

(vi)         (A) transfer, license, sell, lease or otherwise dispose of any assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any subsidiary of the Company, provided that the foregoing shall not prohibit the Company and its subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice, or (B) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii)        repurchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other contract to maintain any financial statement condition of any other person (other than any wholly-owned subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(viii)       enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company material contract or any other contract that, if in effect as of the date hereof would constitute a Company material contract under the Acquisition Agreement;

(ix)          institute, settle or compromise any legal actions pending or threatened before any arbitrator, court or other governmental entity involving the payment of monetary damages by the Company or any of its subsidiaries, other than (A) any legal action brought against Purchaser arising out of a breach or alleged breach of the Acquisition Agreement by the Purchaser, and (B) the settlement of claims, liabilities or obligations reserved against on the balance sheet of the Company for the period ended December 31, 2016, provided that the amount of any such settlement of a claim, liability or obligation shall not exceed the amount reserved for that particular claim, liability or obligation; and, provided further, that neither the Company nor any of its subsidiaries shall settle or agree to settle any legal action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(x)          make any change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;

(xi)          (A) settle or compromise any material tax claim, audit or assessment, (B) make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, (C) amend any material tax Returns or file claims for material tax refunds, or (D) enter into any material closing agreement, surrender in writing any right to claim a material tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to the Company or its subsidiaries;

(xii)        enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding or similar contract with respect to any joint venture, strategic partnership or alliance;

(xiii)        take any action to exempt any person from, or make any acquisition of securities of the Company by any person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to a takeover proposal or otherwise, including the restrictions on “business combinations” set forth in Section 912 of the BCL, except for Purchaser or any of Purchaser’s subsidiaries or affiliates, or the transactions contemplated by the Acquisition Agreement;

(xiv)       incur any debt, liability or obligation, direct or indirect, whether accrued, absolute, contingent or otherwise, other than current liabilities incurred in the ordinary and usual course of its business, or pay any debt, liability or obligation of any kind other than such current liabilities and current maturities of existing long-term debt;

(xv)        Assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual, firm or corporation or make any loans or advances to any individual, firm or corporation, other than loans and advances made in the ordinary and usual course of its business whether or not for the purposes of meeting the Broker/Dealer’s net capital requirements under SEC’s Rule 15c3-1;

(xvi)       enter into any transaction with the Majority Shareholder, or any director, officer, shareholder or affiliate of the Company or any subsidiary, except as contemplated by the Acquisition Agreement;

(xvii)      elect, appoint or designate any new officers or directors of the Company or any subsidiary; or

(xviii)     agree or commit to do any of the foregoing.

Registration and Regulatory Matters. Pursuant to the Acquisition Agreement, during the Pre-Closing Period, Siebert shall (i) maintain (a) the Broker/Dealer’s registration as a registered “broker-dealer” under the Exchange Act and under the laws of each state in which the Broker/Dealer is registered as a broker-dealer and, (b) the Broker/Dealer’s membership in FINRA and each other SRO necessary for the operation of its business; (ii) cause the Broker/Dealer (a) to take all action to maintain all rights, privileges, broker-dealer licenses and memberships, broker-dealer registrations necessary or desirable in the normal conduct of its business, (b) to comply with all rules and regulations of the SEC and FINRA applicable to it (including such rules and regulations dealing with net capital requirements) and, to the extent applicable, all similar, equivalent or comparable state or foreign statutes, rules, regulations and other regulatory requirements, including all state “blue-sky” laws, (c) to deliver to Purchaser’s Representative a copy of each Focus Report of the Broker/Dealer filed with the SEC and (d) to promptly deliver copies of each notice or other correspondence received from the SEC, FINRA or other SRO (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation by such agency regarding financial or other operational results of the Broker/Dealer; (iii) maintain the Investment Advisor’s status as registered “investment adviser” under the Advisers Act; (iv) cause the Investment Advisor to (a) take all action to maintain all rights, privileges and investment adviser registrations necessary or desirable in the normal conduct of its business, (b) to comply with all rules and regulations of the SEC applicable to it and, to the extent applicable, all similar, equivalent or comparable foreign statutes, rules, regulations, and other regulatory requirements, and (c) unless previously delivered, to promptly deliver to the Purchaser’s representative copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation by such agency regarding financial or other operational results of the Investment Advisor; (v) if consent is required by applicable law or by any advisory agreement between the Investment Advisor and any client of the Investment Advisor for the deemed assignment of any such advisory agreement with any such client, then as promptly as practicable following the date of the Acquisition Agreement, Siebert shall cause the Investment Advisor to prepare and deliver to each such client a written notice (a “Client Notice”) informing such Investment Advisor client of such deemed assignment and of the transactions contemplated by the Acquisition Agreement and requesting such consent in writing to such deemed assignment; and (vi) cause the Investment Advisor to provide the Purchaser a reasonable opportunity prior to distribution of the Client Notices to review and comment on the Client Notices (with such comments to be considered for inclusion in good faith). In the Acquisition Agreement, the Company and the Purchaser agreed that any consent required for the deemed assignment of any advisory agreement with an Investment Advisor client shall be deemed given for all purposes under the Acquisition Agreement (i) if written consent from a client is expressly required under the respective advisory agreement, upon receipt of the written consent requested in the Client Notice or (ii) if consent other than written consent is permitted under applicable law and the respective advisory agreement, (x) upon receipt of a written consent requested in the Client Notice or (y) if no such written consent is received, if thirty (30) days shall have passed since the sending of a written notice (the “Negative Consent Notice”) to such Investment Advisor client (which Negative Consent Notice may be included in the Client Notice) informing such Investment Advisor client: (A) of the intention to complete the transactions contemplated by the Acquisition Agreement, which will result in a deemed assignment of the advisory agreement for such Investment Advisor client; (B) of the intention of the Investment Advisor to continue to provide the advisory services pursuant to the existing advisory agreement with such Investment Advisor client after the consummation of the Majority Share Purchase and the Offer if such Investment Advisor client does not terminate such agreement prior to the consummation of the Majority Share Purchase and the Offer; and (C) that the consent of such Investment Advisor client will be deemed to have been granted if such Investment Advisor client continues to accept such advisory services for a period of at least thirty (30) days after the sending of the Negative Consent Notice without termination; provided that, in any case under clause (i) or (ii) above of this sentence, no consent shall be deemed to have been given by an Investment Advisor client for any purpose under the Acquisition Agreement if at any time prior to the consummation of the Majority Share Purchase and the Offer such Investment Advisor client notifies the Investment Advisor in writing that such Investment Advisor client has not so consented or has terminated its advisory agreement (and such notice is not withdrawn or superseded).

Not Impede Offer. During the Pre-Closing Period, Siebert and the Purchaser agreed that they shall not, and shall not permit any of their respective subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Offer or the other transactions contemplated by the Acquisition Agreement.

Access to Information. During the Pre-Closing Period, Siebert shall, and shall cause its subsidiaries to, afford to Purchaser and its representatives access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of Siebert or any subsidiary of Siebert, to the officers, employees, accountants, agents, properties, offices and other facilities and to all books, records, customer accounts, contracts and other assets of Siebert and its subsidiaries, and Siebert shall, and shall cause its subsidiaries to, furnish promptly to Purchaser such other information concerning the business and properties of Siebert and its subsidiaries as Purchaser may reasonably request from time to time. Neither Siebert nor any of its subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any law (it being agreed that the parties to the Acquisition Agreement shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect Siebert’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Purchaser pursuant to the Acquisition Agreement.

No Solicitation. Under the Acquisition Agreement and except as expressly permitted by its terms, during the Pre-Closing Period, the Majority Shareholder shall not, and shall cause Siebert and its subsidiaries not to, and shall not authorize or permit Siebert and its subsidiaries’ directors, officers, employees, advisors and investment bankers (with respect to any person, the foregoing persons are referred to herein as such person’s “Representatives”) to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal (as defined below) or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or subject to the paragraph below (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, (ii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries or (B) approve any transaction under, or any third party becoming an “interested shareholder” under, Section 912 of the BCL, or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Takeover Proposal (each, a “Company Acquisition Agreement”). Subject to the paragraph below, neither the Company Board nor any committee thereof shall fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Purchaser, the Company Board Recommendation, or recommend a Takeover Proposal, or make any public statement inconsistent with the Company Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”). Upon execution of the Acquisition Agreement, the Majority Shareholder was required to cease immediately, and cause the Company, its subsidiaries and their Representatives to cease immediately and cause to be terminated, and not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date thereof with respect to any Takeover Proposal and use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its subsidiaries that was furnished by or on behalf of the Company and its subsidiaries to return or destroy (and confirm destruction of) all such information.

Notwithstanding the provisions in the immediately preceding paragraph, during the Pre-Offer Period, the Company Board, directly or indirectly through any Representative, may, subject to the paragraph below (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) after the date of the Acquisition Agreement a bona fide, unsolicited Takeover Proposal in writing, that the Company Board believes in good faith, after consultation with outside legal counsel and the Company’s financial advisor, constitutes or would reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company or any of its subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (as defined below), (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change, and/or (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv) of this paragraph, only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties under applicable law. Nothing contained in this paragraph shall prevent the Company Board from disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable law.

The Company Board shall not take any of the actions referred to in clauses (i) through (iv) in the above paragraph unless the Company shall have delivered to the Purchaser a prior written notice advising the Purchaser that it intends to take such action. The Company shall notify Purchaser promptly (but in no event later than forty-eight (48) hours) after it obtains of the receipt by the Company (or any of its Representatives) of any Takeover Proposal, any inquiry that would reasonably be expected to lead to a Takeover Proposal, any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party. In such notice, the Company shall identify the details of the material terms and conditions of, any such Takeover Proposal, indication or request, if and to the extent such disclosure is permitted in accordance with any applicable confidentiality obligations. The Company shall keep Purchaser fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof.

Under the Acquisition Agreement:

•	“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to Siebert than those contained in the Confidentiality Agreement (as defined below).
•	“Superior Proposal” means a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of all or substantially all of Siebert’s consolidated assets or a majority of the outstanding Shares, that the Company Board determines in good faith (after consultation with outside legal counsel and the Company financial advisor) is more favorable from a financial point of view to the holders of Shares than the transactions contemplated by the Acquisition Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, and (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company Board.
•	“Takeover Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Purchaser and its subsidiaries) relating to any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to fifteen percent (15%) or more of the fair market value of the Company’s consolidated assets or to which fifteen percent (15%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of fifteen percent (15%) or more of the voting equity interests of the Company, (c) tender offer or exchange offer that if consummated would result in any person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) fifteen percent (15%) or more of the voting equity interests of the Company, (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its subsidiaries, pursuant to which such person would own fifteen percent (15%) or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

Notices of Certain Events. The Company shall notify Purchaser, and Purchaser shall notify the Company, promptly of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Acquisition Agreement, (ii) any notice or other communication from any governmental entity in connection with the transactions contemplated by the Acquisition Agreement, and (iii) any legal actions commenced, or to such party’s knowledge, threatened, against the Company or any of its subsidiaries or Purchaser or any of its subsidiaries, as applicable, that are related to the transactions contemplated by the Acquisition Agreement, in each case such that the Offer conditions would not be satisfied or would give rise to a right of termination under certain provisions of the Acquisition Agreement. In addition, in no event shall (x) the delivery of any notice by a party pursuant to this paragraph limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the Purchaser, Siebert or the Majority Shareholder or the conditions to the obligations of the such under the Acquisition Agreement, or (y) disclosure by the Company or Purchaser be deemed to amend or supplement the Acquisition Agreement or constitute an exception to any representation or warranty under the disclosure schedule to the Acquisition Agreement.

Benefit Plans; Employees. Commencing upon the consummation of the Offer and the Majority Share Purchase, the Purchaser shall cause the Company and each of its subsidiaries, as applicable, to provide the employees of the Company and its subsidiaries to whom the Purchaser has extended offers of continued employment after consummation of the Offer and who have elected to remain employed immediately after the Closing, (collectively, the “Company Continuing Employees”) with (i) base salary that is no less favorable than the base salary provided by the Company and its subsidiaries on the date of the Acquisition Agreement, (ii) employee benefits that are no less favorable than benefits provided by the Purchaser to its similarly situated employees, and (iii) discretionary bonus opportunities, which shall be payable, if at all, in Company’s sole discretion; provided, however, that the Company and its subsidiaries shall have the right to terminate any Company Continuing Employee after the consummation of the Majority Share Purchase if such termination is for cause as customarily defined or as may otherwise be set forth in such terminated Company Continuing Employee’s employment agreement.

Under the Acquisition Agreement with respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Purchaser or any of its subsidiaries, excluding both any retiree healthcare plans or programs maintained by Purchaser or any of its subsidiaries and any equity compensation arrangements maintained by Purchaser or any of its subsidiaries (collectively, “Purchaser Benefit Plans”) in which any Company Continuing Employees will participate effective as of the consummation of the Offer and the Majority Share Purchase, Purchaser shall, or shall cause Siebert to, recognize all service of the Company Continuing Employees with the Company or any of its subsidiaries, as the case may be as if such service were with Purchaser, for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Purchaser Benefit Plan that is a defined benefit pension plan or (ii) benefit accrual purposes, except for vacation, if applicable) in any Purchaser Benefit Plan in which such Company Continuing Employees may be eligible to participate after the consummation of the Offer and the Majority Share Purchase; provided that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Company employee plan;

The above two (2) paragraphs as provided in the Acquisition Agreement shall be binding upon and inure solely to the benefit of each of the parties to the Acquisition Agreement, and nothing in such paragraphs, express or implied, shall confer upon any other person any rights or remedies of any nature whatsoever under or by reason in such paragraphs. Nothing contained in the Acquisition Agreement, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Company, Purchaser or any of their respective affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The parties to the Acquisition Agreement agree that the terms set forth in the above 2 paragraphs shall not create any right in any Company employee or any other person to any continued employment with the Company, Purchaser or any of their respective subsidiaries or compensation or benefits of any nature or kind whatsoever. With respect to matters described in the above 2 paragraphs, the Company will not send any written notices or other written communication materials to Company employees without the prior written consent of Purchaser.

Regulatory Consents; Authorizations, Etc. The Acquisition Agreement provides that during the Pre-Closing Period, each of the parties to the Acquisition Agreement will use its commercially reasonable efforts to obtain all consents, authorizations, orders and approvals of, and to make all filings and registrations with, any regulatory agency or any other person which is required for or in connection with the consummation by it of the transactions contemplated in the Acquisition Agreement and will cooperate fully with the other parties in assisting them to obtain such consents, authorizations, orders and approvals and to make such filings and registrations. No party to the Acquisition Agreement will take or omit to take any action for the sole purpose of delaying, impairing or impeding the receipt of any required consent, authorization, order or approval or the making of any required filing or registration.

Directors’ and Officers’ Indemnification and Insurance. The Acquisition Agreement provides that Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by the Company existing as of the date of the Acquisition Agreement in favor of each person who was then, or has been at any time prior to the date of the Acquisition Agreement or who becomes prior to the consummation of the Offer and the Majority Share Purchase an officer or director of the Company and its subsidiaries (each a “D&O Indemnified Party”) as provided in the Company’s certificate of incorporation (including any certificate of designation), bylaws or like organizational documents, in each case as in effect on the date of the Acquisition Agreement, shall survive the consummation of the Offer and the Majority Share Purchase and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.]

Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Acquisition Agreement, each of Siebert, the Majority Shareholder and the Purchaser shall, and shall cause its subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Acquisition Agreement in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Offer and the transactions contemplated in the Acquisition Agreement, including (i) the obtaining of all necessary consents from governmental entities, (ii) the obtaining of all necessary consents from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer and to fully carry out the purposes of the Acquisition Agreement. Siebert and Purchaser shall, subject to applicable law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) of this paragraph and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each of Siebert, the Majority Shareholder and the Purchaser hereto shall promptly inform the other party or parties to the Acquisition Agreement, as the case may be, of any communication from any governmental entity regarding any of the transactions contemplated by the Acquisition Agreement. If Siebert or Purchaser receives a request for additional information or documentary material from any governmental entity with respect to the transactions contemplated by the Acquisition Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable law and by any applicable governmental entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any governmental entity in respect of any filing made thereto in connection with the transactions contemplated by the Acquisition Agreement. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity or private party challenging the Offer, or any other transaction contemplated by the Acquisition Agreement, or any other agreement contemplated thereby, Siebert shall cooperate in all respects with Purchaser and shall use their reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Acquisition Agreement. Notwithstanding anything in the Acquisition Agreement to the contrary, none of Purchaser or any of its affiliates shall be required to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any order, in connection with the transactions contemplated by the Acquisition Agreement. Notwithstanding anything to the contrary set forth in the Acquisition Agreement, Purchaser shall be responsible for ensuring that Siebert and its subsidiaries are sufficiently capitalized as of the consummation of the Offer and the Majority Share Purchase to operate Siebert’s and its subsidiaries businesses in accordance with applicable regulatory requirements after giving effect to the Majority Share Purchase.

In the Acquisition Agreement, Siebert agreed to purchase “tail” coverage with respect to the Company’s directors and officers policies in effect prior to the consummation of the Offer and the Majority Share Purchase in an amount of $15,000,000 of coverage (the “D&O Coverage”).

The obligations of Purchaser and the Company in the above 2 paragraphs in the Acquisition Agreement shall survive the consummation of the Offer and the Majority Share Purchase and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom in the above 2 paragraphs applies without the consent of such affected Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom the above 2 paragraphs applies shall be third party beneficiaries of the above 2 paragraphs, each of whom may enforce the provisions of the above 2 paragraphs).

In the event that, after the consummation of the Offer and the Majority Share Purchase, Purchaser, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Purchaser or Company, as the case may be, shall assume all of the obligations set forth in the above 3 paragraphs. The agreements and covenants contained in the above 3 paragraphs shall not be deemed to be exclusive of any other rights to which any D&O Indemnified Party is entitled, whether pursuant to law, contract or otherwise. Nothing in the Acquisition Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in the above 3 paragraphs is not prior to, or in substitution for, any such claims under any such policies.

Public Announcements. In the Acquisition Agreement, the parties agreed that the initial press release with respect to the Acquisition Agreement and the transactions contemplated thereby shall be a release mutually agreed to by the Company and Purchaser. Following the initial press release, each of the Company and Purchaser agreed that no public release or announcement concerning the Offer and the other transactions contemplated by the Acquisition Agreement shall be issued by any party without the prior written consent of the Company and Purchaser (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be permitted by the Acquisition Agreement or required by applicable law or the rules or regulations of any applicable governmental agency or SRO to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover law becomes or is deemed to be applicable to the Company, Purchaser, the Offer, the acquisition of Shares in the Offer or any other transaction contemplated by the Acquisition Agreement, then each of the Company, Purchaser and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover law inapplicable to the foregoing.

Section 16 Matters. The Acquisition Agreement provides that during the Pre-Closing Period, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Shares (including derivative securities with respect to such Shares) that are treated as dispositions under such rule and result from the Offer and the other transactions contemplated by the Acquisition Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Rule 14d-10(d) Matters. The Acquisition Agreement provides that during the Pre-Closing Period, the Company (acting through the compensation committee of the Company Board) shall take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or a subsidiary of the Company on or after the date of the Acquisition Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Restrictive Covenants. In the Acquisition Agreement, the Purchaser acknowledges and agrees that SBS and SBSF shall continue to be entitled to use the “Seibert” name from and after the date of the Acquisition Agreement in connection with the Capital Markets Purchase Agreement in connection with the names of such entities and in accordance with the license granted by the Broker/Dealer to SBS and SBSF. Notwithstanding the foregoing, Purchaser shall, and shall cause its affiliates, Siebert and Siebert’s subsidiaries to refrain from using the “Muriel Siebert & Co.” or “Siebert” names or any derivations thereof, other than (A) in connection with the Company’s retail brokerage business name during a transition period after the consummation of the Offer and the Majority Share Purchase, and (B) use the “Siebert” name as part of a d/b/a designation or trade name solely in connection with the Company’s retail brokerage business; provided, that in no event shall Purchaser, and Purchaser shall cause its affiliates, the Company and the Company’s subsidiaries not to, use the “Muriel Siebert & Co.” or “Siebert” names or any derivations thereof (1) in connection with the conduct or operation of any municipal underwritings business, or (2) for any purpose after the second (2nd) anniversary of the Majority Share Purchase. Purchaser shall, and shall cause the Company and its subsidiaries, to use best efforts to cease using the “Siebert” as soon as practicable after consummation of the Majority Share Purchase, except as expressly provided in this paragraph. SBS and SBSF shall be third party beneficiaries of the covenants and agreements set forth in this paragraph.

From and after the consummation of the Offer and the Majority Share Purchase, Purchaser shall use best efforts to preserve and avoid damaging the “Siebert” name and legacy of Muriel F. Siebert. Without limiting the generality of the foregoing, Purchaser agrees that, from and after the consummation of the Offer and the Majority Share Purchase, neither it nor any of its affiliates will, and it will cause each of its affiliates not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, Muriel F. Siebert.

The Acquisition Agreement provides that the restrictive covenants set forth in the above 2 paragraphs were separately bargained for by the Company and the Majority Shareholder. If after the consummation of the Offer and the Majority Share Purchase, Purchaser or any of its affiliates breaches, or threatens to commit a breach of, any of the provisions of the above 2 paragraphs, the Majority Shareholder shall have, in addition to, and not in lieu of, any other rights and remedies available to it under law or in equity, the right to have the covenants contemplated by the above 2 paragraphs in the Acquisition Agreement specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of such covenants would cause irreparable injury to the Majority Shareholder and that money damages would not provide an adequate remedy. In the Acquisition Agreement, Purchaser covenants and agrees not, or permit any of its Affiliates, to oppose any demand for specific performance and injunctive and other equitable relief in case of any such breach or attempted breach.

Additional Covenants of the Company. Pursuant to the Acquisition Agreement,

(a) The Company shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause to take place prior to consummation of the Majority Shares Purchase the sale, transfer and assignment by the Broker/Dealer to the Majority Shareholder of (i) a $4,000,000 aggregate principal amount junior subordinated note issued by SBSF to Siebert as partial consideration for the November 2015 buy back by SBSF of Siebert's 49% member interest in SBSF (the "November 2015 SBSF Equity Disposition"), and (ii) all of Siebert's rights to receive deferred purchase price payments of $2,507,265 resulting from the November 2014 sale by Siebert to SBSF of substantially all of the assets of Siebert's capital market business (collectively, the "November 2014 SCM Asset Sale"), in consideration for the payment by the Majority Shareholder to the Broker/Dealer of $610,262;

(b) The Company shall act in good faith and use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the Pre-Closing Dividend (as defined below) to be paid no later than as soon as reasonably practicable after the satisfaction of certain regulatory approvals. "Pre-Closing Dividend" shall mean a cash dividend in respect of all outstanding Company Common Stock in an aggregate amount of up to $4,492,735, comprised of (i) the cash proceeds in the aggregate amount of $4,000,000 received by the Broker/Dealer in connection with the November 2015 SBSF Equity Disposition, and (ii) approximately $492,735 representing the cash proceeds received by the Broker/Dealer in connection with the disposition by the Broker/Dealer from SBSF in connection with the November 2014 SCM Asset Sale.

Confidentiality. Under the Acquisition Agreement, the Purchaser agrees that all information furnished to the Purchaser, its Affiliates or their respective Representatives by the Company, its Affiliates or their respective Representatives, whether before or after the date of the Acquisition Agreement, together with any reports, analyses, compilations, memoranda, notes and any other writings prepared by Purchaser, its Affiliates or their respective Representatives which contain, reflect or are based upon such information (collectively, the “Confidential Information”), will be kept confidential and shall not be disclosed and shall not be used by Purchaser, its Affiliates or their Representatives for any purpose other than evaluating the transactions contemplated by the Acquisition Agreement. Confidential Information includes not only written information, but information transferred orally, visually, electronically, or by any other means. The term “Confidential Information” shall not include any information which: (i) is or becomes generally available to the public other than as a result of any breach of this Agreement by Purchaser, its Affiliates or their respective Representatives, (ii) become available to Purchaser on a non-confidential basis from a source (other than the Company, any of its Subsidiaries or their respective Representatives) which has represented to us that such source is entitled to disclose it, or (iii) were known to Purchaser on a non-confidential basis prior to its disclosure to you by the Company, its Affiliates or their respective Representatives. In the event that Purchaser, its Affiliates or their respective Representatives are required to disclose any Confidential Information in connection with any judicial or administrative proceedings (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigation demand or similar process) Purchaser shall in advance of such disclosure provide the Company with prompt notice of such requirement(s). Purchaser shall, to the extent legally permissible, provide the Company, in advance of any such disclosure, with copies of any Confidential Information Purchaser intends to disclose (and, if applicable, the text of the disclosure language itself) and to cooperate with the Company to the extent it may seek to limit such disclosure. If, in the absence of a protective order or the receipt of a waiver from the Company after a request in writing therefor is made by Purchaser (such request to be made as soon as practicable to allow the Company a reasonable amount of time to respond thereto), Purchaser, its Affiliates or their respective Representatives are legally required to disclose Confidential Information to any tribunal or in order to comply with the federal securities laws, Purchaser may disclose such information without liability hereunder. This Confidentiality provisions survive the termination of the Acquisition Agreement.

Conditions to the Offer. Conditions to the Offer are described below under Section 13 — “Conditions to the Offer.”

Termination.

•          The Acquisition Agreement may be terminated, and the transactions contemplated by the Acquisition Agreement may be abandoned (including the Offer and the Majority Share Purchase), at any time prior to the consummation of the Offer and the Majority Share Purchase (notwithstanding any approval of the Acquisition Agreement by the Siebert shareholders) by:

(a) mutual written consent of Purchaser, the Majority Shareholder and Siebert; or

(b) either the Purchaser or the Majority Shareholder and Siebert if:

(i) the Offer and the Majority Share Purchase are not consummated in accordance with their terms and the Acquisition Agreement on or before February 28, 2017 (the “Outside Date”); or (ii) if any regulatory agency, governmental agency or governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the other transactions contemplated by the Acquisition Agreement, and such law or order shall have become final and nonappealable. However, the right to terminate the Acquisition Agreement pursuant to this clause (i) of this paragraph is not available to Purchaser on the one hand, or the Majority Shareholder and Siebert on the other hand, if such party’s breach of any representation, warranty, covenant or agreement set forth in the Acquisition Agreement has been the cause of, or resulted in, the failure of the consummation of the Offer or the Majority Share Purchase to have occurred on or before the Outside Date.

(c) This Agreement may be terminated by the Purchaser and the transactions contemplated by the Acquisition Agreement may be abandoned (including the Offer and the Majority Share Purchase), at any time prior to the consummation of the Offer:

(i) if, prior to the consummation of the Offer, a Company Adverse Recommendation Change shall have occurred,(ii) the Company shall have entered into, or publicly announced its intention to enter into, an agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture or partnership agreement or other contract (a “Company Acquisition Agreement”) (other than a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to Siebert than those contained in the Letter of Intent. (an “Acceptable Confidentiality Agreement”), (iii) the Company shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in the Acquisition Agreement, (iv) the Company Board fails to reaffirm (publicly, if so requested by Purchaser) the Company Board Recommendation within ten (10) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal, (v) a tender offer or exchange offer relating to the Shares shall have been commenced by a person unaffiliated with Purchaser and the Company shall not have sent to its shareholders pursuant to Rule 14e-2 under the Securities Act, within ten (10) Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that shareholders reject such tender or exchange offer, or (vi) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this paragraph in the Acquisition Agreement;

(ii) if, prior to the consummation of the Majority Share Purchase, the Company shall have breached or failed to perform any its representations, warranties, covenants or other agreements set forth in the Acquisition Agreement, which breach or failure to perform would give rise to the failure of certain conditions to the consummation of the Offer as provided in the Acquisition Agreement (and in each case such breach or failure to perform is incapable of being cured by the Outside Date); provided that Purchaser shall have given the Company at least 30 days written notice prior to such termination stating Purchaser’s intention to terminate the Acquisition Agreement pursuant to this paragraph.

(d) This Agreement may be terminated by the Majority Shareholder and Siebert at any time prior to the consummation of the Majority Share Purchase if:

(i) if, prior to the consummation of the Offer, the Company Board authorizes the Company, in full compliance with the terms of the Acquisition Agreement, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), in respect of a Superior Proposal; provided that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement; or

(ii) if, prior to the consummation of the Offer, Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Acquisition Agreement and in each case such breach or failure to perform is incapable of being cured by the Outside Date); provided that the Company shall have given Purchaser at least 30 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this paragraph.

Fees and Expenses Following Termination in Certain Situations. If the Acquisition Agreement is terminated pursuant to paragraph (c) under “Termination” above, then Siebert shall pay to Purchaser (by wire transfer of immediately available funds), within three (3) business days after such termination, $850,000 (the “Termination Fee”), plus, all Expenses (as defined below) actually incurred by Purchaser on or prior to termination of the Acquisition Agreement. “Expenses” are defined in the Acquisition Agreement with respect to any person as all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such person and its affiliates), incurred by such person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Acquisition Agreement and any transactions related thereto, any litigation with respect thereto, or in connection with other regulatory approvals, and all other matters related to transactions contemplated by the Acquisition Agreement.

If the Acquisition Agreement is terminated by the Company and the Majority Shareholder pursuant to paragraph (d) under “Termination” above, then the Company shall pay to Purchaser (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee, plus, all Expenses actually incurred by Purchaser on or prior to the termination of the Acquisition Agreement.

If the Acquisition Agreement is terminated (i) prior to the consummation of the Offer, by Purchaser pursuant to paragraph (c) (ii) under “Termination” above, or (ii) by the Company or Purchaser pursuant to paragraph (b)(i)(A) under “Termination” above and, in the case of clauses (i) and (ii) above in this paragraph, (A) prior to such termination, a Takeover Proposal shall (1) in the case of a termination pursuant to paragraph (b)(i)(A) under “Termination” above, have been publicly disclosed and not withdrawn or (2) in the case of a termination pursuant to paragraph (c) under Termination above, have been publicly disclosed or otherwise made or communicated to the Company or the Company Board, and not withdrawn, and (B) within one (1) year following the date of such termination of the Acquisition Agreement any Takeover Proposal shall have been consummated (whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed), then in any such event the Company shall pay to Purchaser (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee, plus, all Expenses actually incurred by Purchaser on or prior to the termination of the Acquisition Agreement (it being understood for all purposes of this paragraph, all references in the definition of Takeover Proposal to 15% shall be deemed to be references to “more than 50%” instead). If a person (other than Purchaser) makes a Takeover Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination, as applicable, and, within one (1) year following the date of the termination of the Acquisition Agreement, such person or any of its controlled affiliates makes a Takeover Proposal that is publicly disclosed, such initial Takeover Proposal shall be deemed to have been “not withdrawn” for purposes of clauses (1) and (2) of this paragraph.

Siebert acknowledged and agreed in the Acquisition Agreement that if it fails to pay in a timely manner the amounts due pursuant to this Fees and Expenses section, and, in order to obtain such payment, Purchaser makes a claim against Siebert that results in a judgment against Siebert, Siebert will pay to Purchaser the reasonable costs and expenses of Purchaser (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in the Fees and Expenses section at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable thereunder will be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year. The parties to the Acquisition Agreement acknowledged and agreed that in no event will Siebert be obligated to pay the Termination Fee on more than one occasion.

Except as expressly set forth in this Fees and Expenses section, all expenses incurred in connection with the Acquisition Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

Amendment. Subject to applicable law, the Acquisition Agreement may be amended or supplemented in any and all respects by written agreement signed by each of Siebert, the Majority Shareholder and the Purchaser.

Extension; Waiver. At any time prior to the consummation of the Offer, Purchaser or, on the one hand, or the Majority Shareholder and the Company, on the other hand, may, subject to the “Amendment” paragraph above (a) extend the time for the performance of any of the obligations of the other party or parties, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained in the Acquisition Agreement or in any document delivered under the Acquisition Agreement, or waive compliance with any of the covenants, agreements or conditions contained in the Acquisition Agreement. Any agreement on the part of a party to the Acquisition Agreement to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under the Acquisition Agreement or otherwise will not constitute a waiver of such rights.

Section 12.	Source and Amount of Funds

Purchaser has sufficient funds to pay for all Shares purchased in the Majority Share Purchase and validly tendered and not withdrawn in the Offer. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares of Siebert pursuant to the Offer and the Majority Share Purchase will be approximately $10 million. These funds have been contributed to the Purchaser as capital by Gloria E. Gebbia, the owner of all of the voting member interests in the Purchaser. Such funds were personal funds of Ms. Gebbia. Purchaser does not have any alternative financing plans or arrangements. The Offer is not conditioned upon any financing arrangements.

Section 13.	Conditions to the Offer

The consummation of the Offer is conditioned upon the satisfaction or written waiver (to the extent permitted by applicable law and as provided in the Acquisition Agreement) of the following conditions:

•	The Siebert Foundation shall have validly tendered and not withdrawn all Shares owned by the Siebert Foundation which shall in no event be less than 568,700 Shares;

•	FINRA has approved pursuant to FINRA Rule 1017 the indirect change of control of the Broker/Dealer as a result of consummation by us of the Majority Share Purchase; and

•	Each regulatory approval required to consummate the Offer by Siebert and the Purchaser shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated;

•	No order issued by any governmental entity of competent jurisdiction preventing or materially restraining or making illegal the consummation of the transactions contemplated by the Acquisition Agreement in connection with the Offer or the Majority Share Purchase shall be in effect, and there shall be no proceedings pending by any Governmental Entity of competent jurisdiction seeking such an order;

•	Each of the representations and warranties of Siebert and the Majority Shareholder in the Acquisition Agreement that are expressly qualified by a reference to materiality or Material Adverse Effect shall be true and correct in all respects as so qualified, each of the representations and warranties of Siebert in the Acquisition Agreement that is not so qualified shall be true and correct in all material respects, each as of the date when made and at and as of the consummation of the Offer, except for such changes as are permitted by the Acquisition Agreement and except to the extent a representation or warranty speaks only as of an earlier date, in which case it shall be true and correct as of such date (the “Representation Condition”);

•	The Company and the Majority Shareholder shall have performed and complied in all material respects with all covenants, obligations and conditions of the Acquisition Agreement required to be performed and complied with by each of such person as of the consummation of the Offer (the “Covenant Condition”);

•	Purchaser shall have received certificates executed on behalf of the Company by the chief executive officer or chief financial officer of the Company and the Majority Shareholder by any authorized representative thereof certifying that the conditions set forth in the Representation Condition and the Covenant Condition have been satisfied;

•	Each of the representations and warranties of the Purchaser in the Acquisition Agreement that is expressly qualified by a reference to materiality or material adverse effect shall be true and correct in all respects as so qualified, and each of the representations and warranties of Purchaser in the Acquisition Agreement that is not so qualified shall be true and correct in all material respects, each as of the date when made and at and as of the consummation of the Offer, except for such changes as are permitted by this Agreement and except to the extent a representation or warranty speaks only as of an earlier date, in which case it shall be true and correct as of such date (“Purchaser Representation Condition”);

•	Purchaser shall have performed and complied in all material respects with all covenants, obligations and conditions of the Acquisition Agreement required to be performed and complied by it as of the consummation of the Offer (“Purchaser Covenant Condition”); and

•	The Company shall have received a certificate executed on behalf of Purchaser by its president or chief financial officer certifying that the Purchaser Covenant Condition have been satisfied.

Section 14.	Dividends and Distributions

The Acquisition Agreement provides that, between the date of the Acquisition Agreement and the consummation of the Offer and the Majority Share Purchase, except as expressly contemplated by the Acquisition Agreement (including without limitation in connection with the SBSF Note Disposition and the Pre-Closing Dividend or as required by applicable law, Siebert shall not, nor shall it permit any of its subsidiaries to, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld or delayed), declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any contract with respect to the voting of, any shares of its capital stock (other than dividends from direct or indirect wholly-owned subsidiary). See Section 11 — “Purpose of the Offer and Plans for Siebert; Acquisition Agreement and Other Agreements.”

Section 15.	Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on our review of Siebert’s publicly available SEC filings and other information regarding Siebert, we are not aware of any licenses or other regulatory permits that appear to be material to the business of Siebert and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. Except as otherwise set forth in this Offer to Purchase, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Siebert’s or our business or that certain parts of Siebert’s or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions to the Offer.”

State Takeover Laws. A number of states (including New York, where Siebert is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, shareholders, principal executive offices or principal places of business therein. In the Acquisition Agreement, the parties agreed that if any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover law becomes or is deemed to be applicable to Siebert, the Purchaser, the Offer, the acquisition of Shares pursuant to the Offer or any other transaction contemplated by this Agreement, then each of Siebert, Purchaser and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated in the Acquisition Agreement including the Offer and the Majority Share Purchase may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover law inapplicable to the foregoing. Accordingly, no New York statute should have the effect of precluding the Offer or the Majority Share Purchase. Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer or the Majority Share Purchase. To the extent that the provisions of other state takeover statutes purport to apply to the Offer or the Majority Share Purchase, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Majority Share Purchase, the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Majority Share Purchase, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Majority Share Purchase or the Acquisition Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and/or the Majority Share Purchase. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Conditions to the Offer.”

Stockholder Approval Not Required. The Purchaser does not believe the consummation of the Offer, the Majority share Purchase or the other transactions contemplated in the Acquisition Agreement require shareholder approval.

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer.

Anti-Trust Laws. The Purchaser does not believe the consummation of the Majority Share Purchase, the Offer and/or any of the other transactions contemplated by the Acquisition Agreement are subject to any state or federal anti-trust or similar laws.

Litigation. None.

Section 16.	Interest in Securities of Siebert

As of the date of this Offer to Purchase, Purchaser Persons and certain persons who may be deemed affiliates of certain of the Purchaser Persons owned in the aggregate 145,337 Shares, less than one (1%) percent of the issued and outstanding Shares. It is currently being contemplated by the Purchaser that following the consummation of the Offer and the Majority Share Purchase, subject to compliance with all regulatory rules and regulations including FINRA, the Purchaser will agree to contribute, loan or otherwise make arrangements so that the Broker/Dealer has a source of funding if it requires further net capital for compliance with the SEC’s and FINRA’s net capital rule requirements. In consideration for the Purchaser entering into any such agreement, it is currently being contemplated that Siebert would issue to the Purchaser common stock purchase warrants to purchase approximately 3,000,000 Shares approximately at an exercise price of $1.20 per Share (the same price as the Offer Price) on terms and conditions to be determined. No assurances can be given, however, when, if ever, following the consummation of the Offer and the Majority Share Purchase, an agreement(s) relating to the above will be entered into or, the final terms thereof.

Section 17.	Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

Section 18.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Siebert substantially concurrently is filing the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Siebert — Available Information.”

No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Siebert, us or the Majority Shareholder, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Siebert, us or the Majority Shareholder or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Siebert’s shareholders.

Kennedy Cabot Acquisition, LLC.

September 6, 2016

SCHEDULE A

INFORMATION CONCERNING THE MANAGING MEMBER, THE OTHER MEMBERS OF THE PURCHASER

AND CERTAIN OTHER PERSONS WHO IT IS CURRENTLY CONTEMPLATED WILL BECOME EXECUTIVE OFFICERS AND DIRECTORS OF SIEBERT FOLLOWING THE CLOSING:

The following table sets forth information about the Purchaser’s Managing Member, other Members and certain other persons who it is currently contemplated will become executive officers and directors of Siebert following the consummation of the Offer and the Majority Share Purchase as of September 1, 2016. For all occupation or employment at the Purchaser, the business address is 24100 Calabasas Road, Calabasas, CA 91302. Purchaser’s telephone number at such address is (212) 514-8369.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
Gloria E. Gebbia	USA

Gloria Gebbia, age 74, is the manager and owner of all of the issued and outstanding voting member interests of Kennedy Cabot Acquisition, LLC. It is currently anticipated that Ms. Gebbia will become a director of Siebert following the closing of the Acquisition Agreement and the Offer. Ms. Gebbia is an owner of Stockcross Financial Services, Inc., a global financial services company (“Stockcross”). Additionally, Mrs. Gebbia also serves as the President of Associates for Breast and Prostate Cancer Research, a non-profit that raises funds for the John Wayne Cancer Institute, which has under Ms. Gebbia’s leadership raised over $14 million for breast and prostate cancer research. It is currently anticipated that Ms. Gebbia will become the Chairwoman of Siebert following the closing of the Acquisition Agreement and the Offer (the “Closing”).

Andrew H. Reich	USA

Andrew H. Reich, age 61, is the Chairman of Stockcross and has served as Chairman since 2015 and from 2002 he held various executive positions. Additionally, Mr. Reich is the owner of Aarianna Realty Inc., a real estate company, has previously served as the CFO of Gebbia Holding Co., a holding company for Ms. Gebbia’s family since 2013 and as CFO of Park Wilshire Insurance Company, a privately held insurance company since 2010. Mr. Reich has more than 20 years of experience in the financial industry, including more than fourteen years as senior management of Stockcross. Mr. Reich holds a holds an MBA from the University of Southern California and a BBA from the Bernard Baruch College. It is currently anticipated that Mr. Reich will become a director of Siebert and an Executive Officer at Muriel Siebert & Co., Inc. following the Closing.

Charles A. Zabatta	USA

Charles A. Zabatta, age 74, has been for the past five years, the head of Corporate Development at Stockcross. Mr. Zabatta has and continues to have a distinguished and successful career, predominately in the financial service industry, including holding various positions with the New York Stock Exchange, Paine Webber, Securities Settlement Corp., Josephthal Lyon & Ross, Kennedy Cabot Financial, and TD Waterhouse. Mr. Zabatta’s creative business skills have been instrumental in several acquisitions of small to midsize companies, in various industries. Mr. Zabatta currently advises on capital raising, general business structure and management. Previously, Mr. Zabatta has served as a member of the board of Knight Capital and Kennedy Cabot Financial. Currently Mr. Zabatta serves on the board of Paraco Gas Corporation, a large privately held independent energy company in the northeast. Mr. Zabatta holds a holds a BA in industrial psychology from Iona College. It is currently anticipated that Mr. Zabatta will become a director of Siebert following the Closing.

Francis Cuttita	USA

Francis V. Cuttita, age 48, is a Senior Partner of Cuttita, LLP, a New York based law firm. Mr. Cuttita has over 23 years of practicing law, and in the areas of real estate and business transactions, media, sports and entertainment. Mr. Cuttita’s list of clients include Fortune 100 corporations, CEOs, hedge fund managers, legendary professional athletes, entertainment icons and Grammy award winning musicians. Mr. Cuttita also serves as an advisor to several national financial, insurance and sports businesses and is an active supporter and member of various nonprofit organizations. Mr. Cuttita graduated from Swarthmore College and received his law degree from Fordham University School of Law. It is currently anticipated that Mr. Cuttita will become a director of Siebert following the Closing.

Manually signed facsimiles of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of Siebert or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

If delivering by first class, registered or certified mail:	If delivering by hand or courier (until 5:00 P.M. New York City time on October 3, 2016):
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
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